December 23, 2009

Danice L. Chartrand
Senior Vice President and Chief Financial Officer
Southern Michigan Bancorp, Inc.
51 West Pearl Street
Coldwater, Michigan 49036

      Re: Southern Michigan Bancorp, Inc.
              Form 10-K for Fiscal Period Ended December 31, 2008
              Form 10-Q for Fiscal Period Ended June 30, 2009
              File No. 000-49772

Dear Ms. Chartrand:

We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2008 and Form 10-Q for Fiscal Period Ended June 30, 2009 and have no further comments at this time.

              Sincerely,

              Paul Cline
              Senior Accountant